April 20, 2021

Kathleen Collins, Megan Akst

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

United States

Dear Ms Collins and Ms Akst

Vodafone Group Public Limited Company

Form 20-F for the fiscal year ended March 31, 2020

Filed July 2, 2020

File No. 001-10086

Thank you for your comment letter of March 22, 2021 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”). To facilitate your consideration of Vodafone’s response, we have reproduced your comments in bold below, and have provided Vodafone’s response immediately following.

1.	We note various instances throughout your filing where it appears that you include non-IFRS information without also presenting the most directly comparable IFRS measure with equal or greater prominence. The following are a few examples of some, but not all of such disclosures:
•	Highlights of the year disclosures on page 2 include free cash flow and free cash flow (pre-spectrum) without presenting cash flows with equal of greater prominence.
•	Good financial performance on page 5 includes a discussion of adjusted EBITDA and free cash flow (pre-spectrum) growth without a discussion of growth in net income and operating cash flows.
•	Financial performance disclosures on page 27 present several charts disclosing non-IFRS measures (e.g. organic adjusted EBITDA growth), adjusted earnings per share, free cash flow (pre-spectrum) without presenting charts for the IFRS measures; and
•	Reconciliations of such measures, as disclosed on page 30 for example, should begin with the IFRS measure and reconcile to the non-IFRS measure.

Please revise your disclosures throughout the filing to ensure that wherever you present a non-IFRS measure, you also present the IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (non-GAAP C&Dis).

Vodafone Group Plc

1 Kingdom Street, Paddington Central             vodafone.com

London, W2 6BY, United Kingdom

Registered office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, Registered in England No. 3802001

Response:

We note each of the three instances you set out of the non-inclusion of the most directly comparable IFRS measure in our disclosures and your general comment that these are a few examples. We also note the instance where the reconciliation of such non-IFRS measures does not begin with the IFRS measure.

We will revise our presentation of non-IFRS measures within our annual report on Form 20-F for the year ended March 31, 2021 and future filings (which we collectively refer to as ‘future Form 20-F filings’ in this letter), to address each of these specific points and more broadly, other equivalent omissions in our future Form 20-F filings to ensure that IFRS measures are presented with at least equal prominence when we disclose any non-IFRS measures. We will also amend our reconciliations where necessary to ensure they commence with the IFRS measure and then reconcile to the non-IFRS measure.

2.	You include a reconciliation on page 37 from Adjusted EBITDA, which you identify as a performance measure, to free cash flow, which you describe as a liquidity measure on page 240. Please revise to reconcile free cash flow (pre-spectrum) and free cash flow to the most directly comparable IFRS measure of cash provided by operating activities. In addition, to the extent there are any material items with the “other” category, revise to disclose separately. Please refer to Item 10(e)(e)(1)(i)(A) of Regulation S-K and Question 102.07 of the non-GAAP C&DIs.

Response:

In our discussion of cash flows in our future Form 20-F filings, we will replace disclosures and discussion relating to free cash flow measures with appropriate commentary on IFRS measures including ‘Net cash flow from operating activities’. The ‘other’ category, mentioned above, will no longer be disclosed.

3.	Notwithstanding the comment above, please remove the adjustment for restructuring payments from your calculation of free cash flow, given that you are excluding charges that require, or will require cash settlement from a non-GAAP liquidity measure. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response:

As noted above, we will not include non IFRS cash flow measures such as free cash flow (pre spectrum) or free cash flow in our future Form 20-F filings; we will provide commentary on IFRS cash flow measures instead.

4.	We note your disclosure regarding the aggregation of operating segments into the Europe and Rest of the World regions. We further note that you separately provide certain financial information for Germany, Italy, the UK, Spain and Vodacom as those operating segments are individually material for the Group. Please tell us and revise to clearly disclose what your reportable segments are. Also tell us whether operating segments have been aggregated, and if so, which, and how your disclosure complies with paragraphs 22(a) and (aa) of IFRS 8.

Response:

Our reporting segments are Germany, Italy, the UK, Spain, Other Europe, Vodacom, Other Markets and Common Functions. We will amend our disclosure in our future Form 20-F filings to explicitly disclose that these are our reporting segments.

Other Europe and Other markets both include aggregated operating segments. We aggregate operating segments into reporting segments for:

-	Other Europe - comprising operating segments in Ireland, Portugal, Romania, Greece, the Czech Republic and Hungary.

-	Other Markets - comprising operating segments in Turkey, Egypt and Ghana.

We have aggregated these operating segments into two reporting segments, to reflect the comparative local market economic characteristics and regulatory environments of the respective grouping of operating segments included within Other European Markets and Other Markets.

We have previously presented sub-totals within our segment disclosures for Europe and Rest of the World. These sub-totals do not represent operating or reporting segments and will be removed in our future Form 20-F filings.

We have appended an extract of our proposed segmental disclosures to be used in the financial statement footnotes included in our Form 20-F for the year ended 31 March 2021 to address the above points, as well as questions 5 and 6 below.

5.	You state that adjusted EBITDA is the Group’s measure of segment profit. As such, please explain the inclusion of adjusted operating profit in the segment measure of profit or loss reconciliation or revise to remove this non-GAAP measure from your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Also, revise to reconcile the total of your reportable segments’ measures of profit or loss to the Group’s profit or loss before tax expense and discontinued operations pursuant to IFRS 8, paragraph 28(b).

Response:

We will amend the reconciliation and footnotes to remove adjusted operating profit from our financial statements and will extend the reconciliation of adjusted EBITDA to the Group’s profit or loss for the financial year before taxation expense in our future Form 20-F filings, Please see the appended draft disclosures.

6.	We note your presentation of operating free cash flow, which you describe as the Group’s measure of segment cash flow. Please explain your basis for including this measure and provide the specific guidance you relied upon. To the extent this is not required by IFRS, please revise to remove this measure from your financial statement footnotes.

Response:

We do not believe that a measure of segment cash flow is required by IFRS and we will remove operating free cash flow from our financial statement footnotes in our future Form 20-F filings. Please see the appended draft disclosures.

We hope that your comments are sufficiently addressed. Should you have any further questions or require further clarification, please do not hesitate to contact Paul Stephenson, the Group Financial Controlling and Operations Director, by telephone on +44 7770 535555.

Yours sincerely

Vodafone Group Public Limited Company

By: /s/ M. Della Valle

Margherita Della Valle

Group Chief Financial Officer

‘cc’ Paul Stephenson, Group Financial Controlling and Operations Director.

Appendix – draft extracts – revenue disaggregation and segments

Revenue disaggregation

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The table below disaggregates the Group’s revenue by reporting segment.

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDA
31 March 2021	€m	€m	€m	€m	€m	€m	€m
Germany
Italy
UK
Spain
Other Europe
Vodacom
Other Markets
Common Functions[2]
Eliminations
Group

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDA
31 March 2020	€m	€m	€m	€m	€m	€m	€m
Germany	10,696	1,055	11,751	300	25	12,076	5,077
Italy	4,833	583	5,416	101	12	5,529	2,068
UK	5,020	1,333	6,353	63	68	6,484	1,500
Spain	3,904	318	4,222	51	23	4,296	1,009
Other Europe	4,890	539	5,429	94	18	5,541	1,738
Vodacom	4,470	864	5,334	190	7	5,531	2,088
Other Markets	3,796	552	4,348	36	2	4,386	1,400
Common Functions[2]	494	53	547	1,020	–	1,567	1
Eliminations	(232)	(2)	(234)	(202)	–	(436)	–
Group	37,871	5,295	43,166	1,653	155	44,974	14,881

Notes:

1	Other revenue includes lease revenue recognised under IFRS 16 “Leases” for the year ended 31 March 2020 (see note 20).
2	Comprises central teams and business functions.

The total future revenue from the Group’s contracts with customers with performance obligations not satisfied at 31 March 2021 is €• million (2020: €20,336 million); of which €• million (2020: €13,456 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months

Appendix – draft extracts – revenue disaggregation and segments

Segmental analysis

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and related products. Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices.

With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests.

The operating segments for Germany, Italy, UK, Spain, and Vodacom are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region this largely reflects membership or a close association with the European Union, while the Other Markets segment largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation.

A reconciliation of adjusted EBITDA, the Group’s measure of segment profit, to the Group’s profit or loss before taxation for the financial year is shown below.

	2021	2020	2019
	€m	€m	€m
Adjusted EBITDA		14,881	13,918
Restructuring costs		(695)	(460)
Interest on lease liabilities		330	–
Depreciation and amortisation on owned assets		(10,457)	(9,795)[1]
Loss on disposal of property, plant and equipment and intangible assets		(51)	(33)
Impairment losses		(1,685)	(3,525)
Share of results in equity accounted associates and joint ventures		(2,505)	(908)
Other income/(expense)		4,281	(148)
Operating profit/(loss)		4,099	(951)
Non-operating expense		(3)	(7)
Investment income		248	433
Financing costs		(3,549)	(2,088)
Profit/(loss) before taxation		795	(2,613)

Note:

1.	Includes £59 million depreciation on assets held under finance leases.